UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of Section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name: Lafayette Square Far West BDC, Inc.

Address of Principal Business Office: 175 SW 7th St, Unit 1911, Miami, FL 33130

Telephone Number (including area code): (786) 598-2089

File Number under the Securities Exchange Act of 1934: 814-01452

The company’s basis for filing this notification of withdrawal is that the company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Miami and the state of Florida on the 21st day of June, 2022.

Lafayette Square Far West BDC, Inc.
(Name of Company)

/s/ Damien Dwin
Damien Dwin
(Name of officer or director signing on behalf of the company)

President and Chief Executive Officer
(Title)

Attest:	/s/ David Kraut
David Kraut
(Name)

Secretary and General Counsel
(Title)